12027764

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

[X] PURSUANT TO SECTON 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

(Full title of the plan)

Chemed Corporation

(Name of issuer of the securities held pursuant to the plan)

2600 First Financial Center, 255 E. 5th Street, Cincinnati, Ohio 45202

(Address of principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Chemed/Roto-Rooter Savings & Retirement Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

By: David J. Lohbeck, Chairman
Administrative Committee

Date: June 27, 2012

ITEM 1. FINANCIAL STATEMENTS AND EXHIBITS — PAGE NUMBER

Other schedules required by 29 CFR Section 25203103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
4000 Smith Road, Suite 500
Cincinnati, OH 45209-1967

T 513.762.5000
F 513.241.6125
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

Administrator of the
Chemed/Roto-Rooter Savings & Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Chemed/Roto-Rooter Savings & Retirement Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Chemed/Roto-Rooter Savings & Retirement Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Cincinnati, Ohio
June 27, 2012

Chemed/Roto-Rooter
Savings & Retirement Plan

Statements of Net Assets Available for Benefits

	December 31, 2011	December 31, 2010
Assets:		
Investments, at fair value:		
Chemed Corporation common stock	$ 23,986,606	$ 31,769,081
Mutual funds:		
JP Morgan Core Bond Fund	14,891,261	15,835,462
BlackRock FFI Institutional Fund	13,415,469	13,819,008
BlackRock Capital Appreciation Fund	10,621,162	12,006,878
BlackRock Equity Dividend Fund	10,134,547	9,097,002
ING International Value Fund	8,837,749	9,602,811
Goldman Sachs Mid Cap Value Fund	6,580,277	6,943,988
Wells Fargo Advantage Short Duration Government Bond Fund	5,743,673	5,707,898
Goldman Sachs Growth Opportunities Fund	5,215,837	-
Oakmark Equity & Income Fund	3,204,185	3,904,598
MFS Total Return Fund	2,839,486	3,069,138
Lord Abbett Developing Growth Fund	2,719,047	2,037,088
Columbia Small Cap Value Fund	2,651,284	2,214,561
Oppenheimer International Small Company Fund	2,505,990	2,886,810
Columbia Seligman Communications and Information Fund	1,953,495	2,002,964
Pimco Real Return Fund	1,188,890	-
BlackRock Pacific Fund	598,893	647,340
Alger Mid Cap Growth Fund	-	5,712,011
Collective trusts:		
Merrill Lynch Equity Index Trust	7,060,345	6,757,413
Invesco Stable Value Retirement Fund	1,156,040	-
Total investments	125,304,236	134,014,051
Receivables:		
Notes receivable from participants	5,770,402	5,619,330
Employer contributions	2,353,196	2,118,232
Accrued interest and dividends	1	6
Total receivables	8,123,599	7,737,568
Cash	27,540	64,231
Total assets	133,455,375	141,815,850
Liabilities:		
Accrued expenses	1,732	2,587
Net assets available for benefits, at fair value	133,453,643	141,813,263
Adjustment from fair value to contract value for interest in a collective trust related to fully benefit-responsive investment contracts	(29,515)	-
Net assets available for benefits	$ 133,424,128	$ 141,813,263

The accompanying notes are an integral part of these financial statements

Chemed/Roto-Rooter
Savings & Retirement Plan

Statement of Changes in Net Assets Available for Benefits

		Year Ended December 31, 2011
Contributions:		
Employer	$	5,165,033
Participant		7,124,729
Rollovers		161,969
		12,451,731
Interest income on notes receivable from participants		253,829
Investment income (loss):		
Net depreciation in fair value of investments		(9,721,252)
Interest and other income		2,646,264
		(7,074,988)
Benefits paid to participants		(13,903,704)
Administrative expenses		(116,003)
Decrease in net assets		(8,389,135)
Net assets available for benefits:		
Beginning of year		141,813,263
End of year	$	133,424,128

The accompanying notes are an integral part of this financial statement

Notes to Financial Statements

1. General Description of the Plan

Overview and Eligibility
Chemed Corporation, as the Plan Administrator, adopted the Chemed/Roto-Rooter Savings & Retirement Plan (the "Plan"). The Plan is a defined contribution plan available to all full-time employees of participating units of Chemed Corporation (the "Company"), except those covered by collective bargaining agreements, who have completed at least 500 hours of service in any six months of continuous service. The following summary provides an overview of major Plan provisions and is provided for general informational purposes. Participants should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions
Employee contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income tax purposes, and/or after tax earnings. In any Plan year, an employee may contribute up to a maximum of 85% of his or her included compensation, as defined, or the maximum allowed by the Internal Revenue Code, as amended ("IRC"), whichever is less ("Basic Contribution"). For the Plan year 2011, the IRC limit on before-tax contributions was $16,500. Employee contributions are made through payroll deductions. The Company, on a participating unit basis, may elect to make contributions ("Matching Contribution") to the Plan on the first 6% of employees' basic contribution.

To comply with certain provisions of the Tax Reform Act of 1986, as amended (the "Act"), the Plan limited covered compensation for purposes of determining Basic and Matching Contributions to $245,000 for the Plan year ended December 31, 2011. All contributions are subject to limitations imposed by the IRC and ERISA.

Vesting and Forfeitures
Participants are immediately vested in their Basic Contributions and any earnings or losses thereon. Vesting in the employer's Matching Contributions occurs in annual 20% increments after two years of service and participants are fully vested after six years of service. Additionally, all participants of the Plan are fully vested in employer contributions upon normal retirement, death or total permanent disability incurred while employed. Non-vested employer contributions which are forfeited by withdrawals from the Plan are used to reduce future employer contributions to the Plan. At December 31, 2011 and 2010, the forfeited account totaled $435,966 and $454,590, respectively, which was used to reduce the year end employer contributions receivable. Participants who forfeit amounts under the Plan are permitted to restore the amount of such forfeiture by paying the Plan, subject to certain limitations, the entire withdrawn amount which gave rise to the forfeiture. Forfeitures are not permitted to be restored to the participants' accounts after the occurrence of five consecutive one year breaks-in-service.

Investment Options

Investment of employee contributions is made in accordance with employee elections and stipulated Plan provisions. Beginning January 1, 1999, the Plan appointed Merrill Lynch as Trustee and currently offers the following investment options for contributions: BlackRock FFI Institutional Fund, Invesco Stable Value Retirement Fund, Wells Fargo Advantage Short Duration Government Bond Fund, Pimco Real Return Fund, JP Morgan Core Bond Fund, MFS Total Return Fund, Oakmark Equity & Income Fund, BlackRock Capital Appreciation Fund, Merrill Lynch Equity Index Trust, ING International Value Fund, BlackRock Equity Dividend Fund, Goldman Sachs Mid Cap Value Fund, Goldman Sachs Growth Opportunities Fund, Columbia Small Cap Value Fund, Columbia Seligman Communications and Information Fund, Lord Abbett Developing Growth Fund, Oppenheimer International Small Company Fund and BlackRock Pacific Fund. Chemed Corporation stock is also an investment option for employee contributions. Purchases of Chemed Corporation stock are made by the Plan's trustee on the open market. Employer contributions are invested at the discretion of the Plan administrator. These same investment options are available for the employer contributions. The Plan allows participants to transfer funds among the various investment options.

Notes Receivable from Participants

Participants may borrow from their vested account balance a minimum of $500 up to a maximum of 50% of the vested account balance. Loan terms range from 1 to 5 years or up to 10 years if the proceeds of the loan are used for the purchase of the participant's primary residence. Loans are secured by the balance in the Participant's account and bear interest at the prime rate plus 1%. Participants may not have more than two loans outstanding at any one time. Principal and interest payments are payable ratably through direct payroll deductions. Loans are in default when any scheduled payment remains unpaid beyond the last day of the calendar quarter following the calendar quarter in which the participant missed a scheduled payment. Also, a loan is in default if the participant or a representative makes a false statement to the Plan.

Payment of Benefits

Upon termination of service with the Company, participants are entitled to a lump sum distribution of the vested portion of their account balance. Upon retirement or if a participant becomes totally and permanently disabled or dies, the participant or their beneficiary is entitled to their entire account balance. Retired and terminated Participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

Withdrawals

The Plan allows withdrawals of after-tax, rollover and vested employer matching contributions while an active employee. The Plan also allows for a "financial hardship" withdrawal of before-tax contributions for participants under age 59½ years in cases of demonstrated "financial hardship", as defined by the Plan document.

Plan Termination
The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions of ERISA and the IRC. In the event that the Plan is terminated, the participants shall be fully vested in the current market value of amounts credited to their accounts at the date of termination.

2. Summary of Significant Accounting Policies

Investment valuation
Investments of the Plan are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Cost is determined using the weighted average cost of securities owned.

Notes receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Investment income
Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

Payment of benefits
Benefits are recorded when paid.

Expenses of the Plan
Unless paid by the Company, all expenses incurred in the administration of the Plan are paid by the Plan.

Basis of accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U. S. GAAP").

Investment appreciation (depreciation)
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized and unrealized appreciation (depreciation) for the specified period. Net unrealized appreciation (depreciation) is determined based on the difference between the average cost of the investments and the market value as of each valuation date of such investment. Average cost is determined based on the weighted average cost of all investments purchased less any dispositions. Purchases and sales of securities are recorded on the trade date.

Fully benefit-responsive investment contracts held in collective trust

During 2011, the Plan added an investment option, the Invesco Stable Value Retirement Fund, a collective trust fund (the "Invesco Trust"). Since certain investment contracts held by the Invesco Trust are fully benefit-responsive, contract value is the relevant measurement attribute, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive and held by a collective trust offered only to qualified employer-sponsored defined contribution plans. An investment contract is considered fully benefit-responsive if: 1) it is affected directly between the collective trust and the issuer and may not be transferred without the consent of the issuer, 2) either the repayment of principal and interest is a financial obligation of the issuer or the issuer of a wrap contract provides assurance that the contract crediting rate will not be adjusted to less than zero, 3) the contract requires all permitted participant-initiated transactions with the collective trust to occur at contract value without limitation, 4) it is improbable that an event will occur that would limit the ability of the collective trust to transact at contract value with both the issuer and collective trust unit holders, and 5) the collective trust allows unit holders reasonable access to their funds.

Contract value, as reported to the Plan by the Invesco Trust, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Statements of Net Assets Available for Benefits as of December 31, 2011, presents the fair value of the investment in the Invesco Trust. Additionally, the Statements of Net Assets Available for Benefits as of December 31, 2011 presents the adjustment of the investment in the Invesco Trust from fair value to contract value relating to fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The fair value of the Plan's investment in the Invesco Trust at December 31, 2011, was $1,156,040. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are typically reviewed and reset on a monthly or quarterly basis according to each contract.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) termination of the Plan, (2) a material adverse change to the provisions of the Plan, (3) election by the employer to withdraw from an investment contract in order to switch to a different investment provider, or (4) if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the investment contract issuer's underwriting criteria for issuance of a clone investment contract. In addition, there are certain events that would permit an investment contract issuer to terminate a contract upon short notice at the market value of the underlying investments. Such events include the following: (1) the Plan's loss of qualified status,

(2) material breaches of responsibility which are not cured, or (3) material and adverse changes to the provisions of the Plan. The Plan administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants, or any events that would permit a contract issuer to terminate a contract upon short notice, are probable of occurring.

Following are certain details related to the investment contracts held by the Invesco Trust as of December 31, 2011:

Duration and Yields	2011
Average portfolio duration	2.61 years
Average yield based on market value	1.760%
Average yield based on crediting rate	1.821%

Use of estimates
The preparation of financial statements in conformity with U. S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Concentrations, risks and uncertainties
The Plan has a significant concentration of investment in Chemed Corporation stock. A change in the value of this stock could cause the value of the Plan's net assets to change significantly due to this concentration.

The Plan provides for various investment options in a number of funds which invest in stocks, bonds, fixed income securities, mutual funds and other investment securities. Certain investments are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect Participant account balances and amounts reported in the financial statements and accompanying notes.

Recent accounting pronouncements
In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends the disclosure requirements of Accounting Standards Codification ("ASC") 820 to include greater detail of level 3 activity, disclosure of transfers in and out of level 3, as well as disaggregation of assets and liabilities into major categories. See Note 6 for the additional disclosures required by ASU 2010-06.

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans. That guidance requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. The Plan adopted this new guidance in its December 31, 2010, financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U. S. GAAP and IFRSs. ASU 2011-04 amends and clarifies the measurement and disclosure requirements of ASC 820, resulting in common requirements for measuring fair value and for disclosing information about fair value measurements, clarification of how to apply existing fair value measurement and disclosure requirements, and changes to certain principles and requirements for measuring fair value and disclosing information about fair value measurements. The new requirements are effective for fiscal years beginning after December 15, 2011. The Plan will adopt this guidance on January 1, 2012, and does not anticipate that adoption will have a material effect on the Plan's financial statements.

3. Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated May 5, 2008, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since the date of this letter, the Plan Administrator believes the amendments do not alter the tax status of the Plan and the Plan continues to be operated in compliance with section 401(a) of the IRC. The related Trust is exempt from federal income tax under section 501(a) of the IRC.

4. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2011 and 2010 to Form 5500.

	December 31, 2011	December 31, 2010
Net assets available for benefits per the financial statements	$ 133,424,128	$ 141,813,263
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	29,515	-
Amounts allocated to withdrawing participants	(24,472)	(18,227)
Net assets available for benefits per the Form 5500	$ 133,429,171	$ 141,795,036

The following is a reconciliation of change in net assets per the financial statements at December 31, 2011 to Form 5500.

Decrease in net assets	$	(8,389,135)
Less: Change in amounts allocated to withdrawing participants at December 31, 2011		(6,245)
Add: Adjustment from contract value to fair value		29,515
Net income (loss) per Form 5500	$	(8,365,865)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been requested prior to December 31, but not yet paid as of year end.

5. **Investments**

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31,					
		2011			2010	
Chemed Corporation common stock, 468,397 and 500,222 shares, respectively	$	23,986,606		$	31,769,081	
JP Morgan Core Bond Fund, 1,258,771 and 1,381,803 shares, respectively		14,891,261			15,835,462	
BlackRock FFI Institutional Fund, 13,415,469 and 13,819,008 shares, respectively		13,415,469			13,819,008	
BlackRock Capital Appreciation Fund, 489,906 and 504,915 shares, respectively		10,621,162			12,006,878	
BlackRock Equity Dividend Fund, 557,149 and 518,348 shares, respectively		10,134,547			9,097,002	
ING International Value Fund, 914,881 and 828,543 shares, respectively		8,837,749			9,602,811	
Merrill Lynch Equity Index Trust, 67,389 and 65,663 shares, respectively		7,060,345	*		6,757,413	* **

* Denotes collective trust
** Investment represents less than 5% of the Plan's net assets at the specified date

During 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(9,721,252) as follows:

Mutual funds	$	(4,179,827)
Collective trusts		170,645
Common stock		(5,712,070)
	$	(9,721,252)

6. Fair Value Measurements

Fair value is defined as the price that will be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds – Valued at the net asset value ("NAV") of shares held by the Plan at year-end, using prices quoted on active markets at the measurement date.

Common stock – Valued at the closing price reported on the active market on which the security is traded.

Collective trusts – Valued at NAV based on the fair value of the collective trust's underlying investments using information reported by the investment advisor.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value:

	December 31, 2011			
	Level 1	Level 2	Level 3	Total
Common stock - Health care	$ 23,986,606	$ -	$ -	$ 23,986,606
Equity funds:				
U. S. large growth	12,574,657	-	-	12,574,657
U. S. large value	10,134,547	-	-	10,134,547
Foreign large value	9,436,642	-	-	9,436,642
Mid-value	6,580,277	-	-	6,580,277
Mid-cap growth	7,721,827	-	-	7,721,827
Small value	2,651,284	-	-	2,651,284
Small growth	2,719,047	-	-	2,719,047
Bond funds:				
Short-term U. S. government	6,932,563	-	-	6,932,563
Intermediate-term	14,891,261	-	-	14,891,261
Other funds:				
Large blend	6,043,671	-	-	6,043,671
Money market	13,415,469	-	-	13,415,469
Collective trusts:				
U. S. large cap	-	7,060,345	-	7,060,345
Stable value	-	1,156,040	-	1,156,040
Total assets at fair value	$ 117,087,851	$ 8,216,385	$ -	$ 125,304,236

	December 31, 2010			
	Level 1	Level 2	Level 3	Total
Common stock - Health care	$ 31,769,081	$ -	$ -	$ 31,769,081
Equity funds:				
U. S. large growth	14,009,842	-	-	14,009,842
U. S. large value	9,097,002	-	-	9,097,002
Foreign large value	10,250,151	-	-	10,250,151
Mid-value	6,943,988	-	-	6,943,988
Mid-cap growth	8,598,821	-	-	8,598,821
Small value	2,214,561	-	-	2,214,561
Small growth	2,037,088	-	-	2,037,088
Bond funds:				
Short-term U. S. government	5,707,898	-	-	5,707,898
Intermediate-term	15,835,462	-	-	15,835,462
Other funds:				
Large blend	6,973,736	-	-	6,973,736
Money market	13,819,008	-	-	13,819,008
Collective trust (U. S. large cap)	-	6,757,413	-	6,757,413
Total assets at fair value	$ 127,256,638	$ 6,757,413	$ -	$ 134,014,051

The Plan applied the practical expedient as of December 31, 2011 and 2010, to its investment in collective trusts. The practical expedient permits the Plan to measure the fair value of certain investments based on the investee's NAV or its equivalent. The Merrill Lynch Equity Index Trust ("Equity Index Trust") seeks to match the performance of the Standard & Poor's 500 Stock Index. The Equity Index Trust invests primarily in publicly-traded common stock. The Invesco Trust seeks to preserve principal while providing a competitive level of income over time that is consistent with the preservation of capital. The Invesco Trust invests primarily in other collective trusts containing guaranteed investment contracts, which are insurance contracts that guarantee the investor a fixed or floating interest rate over a predetermined period of time. Investments in the collective trusts have no holding period, and redemptions can be made daily. There are no unfunded commitments.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment in the Invesco Trust at contract value. Contract value represents contributions made to the Invesco Trust, plus appreciation, less participant withdrawals and administrative expenses. The Invesco Trust imposes certain restrictions on the Plan, and the Invesco Trust itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes the occurrence of events that could cause the Invesco Trust to transact at less than contract value is not probable. The Invesco Trust is presented in the December 31, 2011 Statement of Net Assets Available for Benefits at fair value, with an adjustment to contract value.

7. Party-In-Interest Transactions

Certain Plan investments held during the years ended December 31, 2011 and 2010 include shares of the Company's common stock and shares of mutual funds managed by the Trustee and therefore, these transactions qualify as party-in-interest transactions. No fees were paid by the Plan in 2011 for investment management services.

8. Subsequent Events

The Plan evaluated subsequent events through the date the financial statements were issued, and noted no material subsequent events had occurred through this date requiring revision to the financial statements.

Chemed/Roto-Rooter
Savings & Retirement Plan

Form 5500 EIN 31-0791746 Plan No. 104
Schedule H, Line 4i-
Schedule of Assets (Held At End of Year)*
December 31, 2011 **Schedule I**

(a)	(b) Identity of issue	(c) Description of investment		(d) Current value
**	Chemed Corporation	Common Stock	$	23,986,606
	JP Morgan	Core Bond Fund		14,891,261
**	BlackRock	FFI Institutional Fund		13,415,469
**	BlackRock	Capital Appreciation Fund		10,621,162
**	BlackRock	Equity Dividend Fund		10,134,547
	ING	International Value Fund		8,837,749
**	Merrill Lynch	Equity Index Trust		7,060,345
	Goldman Sachs	Mid Cap Value Fund		6,580,277
	Wells Fargo Advantage	Short Duration Government Bond Fund		5,743,673
	Goldman Sachs	Growth Opportunities Fund		5,215,837
	Oakmark	Equity & Income Fund		3,204,185
	MFS	Total Return Fund		2,839,486
	Lord Abbett	Developing Growth Fund		2,719,047
	Columbia	Small Cap Value Fund		2,651,284
	Oppenheimer	International Small Company Fund		2,505,990
	Columbia Seligman	Communications and Information Fund		1,953,495
	Pimco	Real Return Fund		1,188,890
	Invesco	Stable Value Retirement Fund		1,156,040
**	BlackRock	Pacific Fund		598,893
**	Loan Fund	Loans to Participants, at rates ranging from 4.25% to 9.5%, and maturity dates from 1/12 to 4/21		5,770,402
	Total assets held for investment purposes		$	131,074,638

* This schedule includes those assets required to be reported under ERISA Section 2520.103-11 and IRS Form 5500, Schedule H, Line 4i.

** Denotes party in interest.

Exhibit 1

Consent of Independent Registered Public Accounting Firm

We have issued our report dated June 27, 2012, with respect to the financial statements and supplemental schedule included in the Annual Report of Chemed/Roto-Rooter Savings & Retirement Plan on Form 11-K for the year ended December 31, 2011. We hereby consent to the incorporation by reference of said report in the Registration Statement of Chemed Corporation on Form S-8 (File No. 2-80712, effective April 27, 1990).

Grant Thornton LLP

Cincinnati, Ohio
June 27, 2012